Mail Stop 3561

April 3, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Richard N. Berman
Chairman and Chief Executive Officer
Dorman Products, Inc.
3400 East Walnut Street
Colmar, Pennsylvania 18915

      Re: **Dorman Products, Inc.**
               Form 10-K for the year ended December 29, 2007
               Filed March 6, 2008
               File No. 0-18914

Dear Mr. Berman:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Change in Vacation Policy

1. We note the disclosure on page 14 of MD&A indicating that effective December 31, 2006 the Company changed its vacation policy so that vacation is earned ratably throughout the year rather than at the end of the preceding year. We also note that this change resulted in a reduction in your vacation accrual and vacation expense of $1.8 million in 2007. Please explain to us in further detail why the change in your vacation policy at the beginning of fiscal 2007 resulted in a $1.8 million dollar decline in the amount of vacation expense that was recognized during this period. We may have further comment upon receipt of your response.

Note 1. Summary of Significant Accounting Policies
Product Warranties

2. We note that the expense recognized in connection with product warranties has increased over the periods presented in your financial statements. In future filings, please revise the notes to your financial statements to include the reconciliations of changes in your liabilities for product warranties required by paragraph 14b of FIN No.45.

Supplementary Financial Information
Quarterly Results of Operations

3. In future filings, please revise the disclosure of your quarterly results of operations to discuss or cross-reference to a discussion of any material charges or unusual items that impacted your results of operations for the quarterly periods presented. For example, we note from the disclosure in footnote 1. that you recognized goodwill impairment charges of $.4 million and $2.9 million,

respectively during the fourth quarter of 2007 and the second quarter of 2006. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

Other

4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Richard N. Berman

Chairman and Chief Executive Officer

Dorman Products, Inc.
April 3, 2008
Page 4

      You may contact Effie Simpson at (202) 551-3346, or the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters.

                                               Sincerely,

                                               Linda Cvrkel
                                               Branch Chief

Via Fax: Mr. Mathias J. Barton, CFO
                 (215) 997-1741